For Immediate Release

August 15, 2006

Definition Drilling to Begin at Juanicipio/Valdecañas Vein Discovery

Vancouver, B.C… MAG Silver Corp (TSX.V: MAG) and Industrias Peñoles S.A. de C.V.  announce that drilling will begin very shortly on the Valdecañas Vein discovery [the second hole drilled in December 2005 in the Valdecañas Vein intersected 6.35 metres (20.8 feet), carrying 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc]. See press release dated January 23rd, 2006.

The initial diamond drill program is expected to involve 18 holes and 15,000 metres of drilling. Permits have recently been received.

“The Valdecañas Vein is the westernmost known mineralized occurrence in the Fresnillo District and represents a significant expansion of this prolific district’s footprint” said Dan MacInnis, President and CEO of MAG, “We are very eager to begin testing the up dip and strike extent of this important new vein discovery”.

Drilling is also currently underway 1.8 kilometres farther west from the Valdecañas Vein discovery (see press release dated May 15, 2006). Results are expected shortly.

About Peñoles (www.penoles.com)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corporation (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On Behalf of the Board

of MAG Silver Corp

“Dan MacInnis”

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.